UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street Rehovot, Israel 2244427 Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

TODOS MEDICAL LTD.

EXPLANATORY NOTE

On March 17, 2020, Todos Medical Ltd. (the “Company”) announced that it has entered into a non-exclusive distribution agreement with 3D Biomedicine Science & Technology Co., a China-based cancer precision medicine company, for distribution in the US and Israel of 3D BioMed’s 3DMed 2019-nCoV Detection Kit (COVID), 3DMed 2019-nCoV & Flu A/B Detection Kit (COVID/Flu) and its proprietary ANDiS®350 3DMed Automated Solution countertop real-time PCR machine (3D Machine).

On March 19, 2020, the Company announced it has entered into an exclusive distribution agreement for the United States and Israel (the “Distribution Agreement”) with Gibraltar Brothers & Associates, LLC, a U.S.-based subsidiary of Shanghai Liangrun Biomedicine Technology Co. (“Shanghai”), for its proprietary colloidal gold immunochromatography test (“Colloidal Gold”).

On March 24, 2020, the Company announced the creation of Corona Diagnostics, LLC, a joint venture partnership formed to address the much-needed demand for COVID-19 screening and diagnostic testing in the United States. The joint venture will be owned 51% by Emerald and 49% by the Company.

On March 30, 2020, the Company announced that it has expanded its exclusive distribution agreement (the “Distribution Agreement”) with Gibraltar Brothers & Associates, LLC, a US-based subsidiary of Shanghai Liangrun Biomedicine Technology Co., to include polymerase chain reaction (PCR) testing kits in addition to colloidal gold IgM/IgG immunochromatography antibody test (“Colloidal Gold”). The Company will be commercializing the PCR kits Colloidal Gold through Corona Diagnostics, LLC, its COVID-19 focused joint venture with Emerald Organic Products, Inc. (EMOR).

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description

99.1	Press Release of Todos Medical Ltd. dated March 17, 2020
99.2	Press Release of Todos Medical Ltd. dated March 19,2020
99.3	Press Release of Todos Medical Ltd. dated March 24, 2020
99.4	Press Release of Todos Medical Ltd. dated March 30, 2020

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
	Name:	Gerald Commissiong
	Title:	Chief Executive Officer

Date: March 31, 2020